                                                                EXHIBIT (a)(5)A)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

MARIA SMITH and MANSUKHLAL          )
PADALIA,                            )
      Plaintiffs,                   )
                                    )
          v.                        )            Civil Action No. 613-N
                                    )
COX COMMUNICATIONS, INC., COX       )
ENTERPRISES, INC., COX HOLDINGS,    )
INC., JAMES C. KENNEDY, BARBARA     )
COX ANTHONY, ANNE COX               )
CHAMBERS, G. DENNIS BERRY,          )
JANET M. CLARKE, ROBERT C.          )
O'LEARY, JAMES O. ROBBINS,          )
RODNEY W. SCHROCK and ANDREW        )
J. YOUNG,                           )
                                    )
      Defendants.                   )

                                AMENDED COMPLAINT

         This is an action for breach of fiduciary duty and to enjoin a going private plan. Plaintiffs Maria Smith and Mansukhlal Padalia, bring this action individually and as a class action on behalf of the holders of common stock of Cox Communications, Inc. ("Cox Communications" or the "Company"), except defendants and their affiliates, to remedy breaches of fiduciary duty by the individual defendants and to enjoin a self dealing going-private plan in which defendant Cox Enterprises, Inc. ("CEI") will buy out the Cox Communications public shareholders through a coercive tender offer (the "Tender Offer") and a squeeze-out, short form merger (the "Merger"). In the Tender Offer and Merger, the Company's majority shareholders propose to purchase Cox Communications' outstanding public shares, which defendants have admitted are undervalued, for $32.00 per share,. As reported by Forbes.com on August 3, 2004, Bank of America Securities



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analysts stated: "'We believe this is as clear a signal as one could ever hope to get that [the Cox family] considers public market values too low.'"

         1. The entire fairness standard applies to all aspects of the planned buyout by CEI. While defendants may claim that there is no duty to offer a fair price in the Tender Offer and no obligation of fair dealing in the Merger they contemplate, CEI and its affiliates plan to pursue the transactions through a negotiated merger agreement. The Company has announced that a Special Committee of "independent" directors will be formed to consider the offer from CEI. Moreover, under Article IX of Cox Communications' certificate of incorporation, approval of the transactions by Cox Communications' outside directors is required because defendants intend to proceed without the 80% vote and majority vote of disinterested stockholders mandated by that provision. Thus, the Tender Offer and Merger require action by the Cox Communications board and, therefore, are not unilateral transactions by Cox Communications' majority stockholders.

         2. Because Cox Communications's minority stockholders have a contractual right under the certificate of incorporation to a vote on the going-private plan, any attempt by the defendants to evade or eliminate that right will violate the contractual rights of the stockholders. Moreover, there is no compelling justification for disenfranchising the minority stockholders in order to further the coercive transactions at an unfair price.

                                     PARTIES

         3. Plaintiff Maria Smith is a holder of 250 shares of common stock of defendant Cox Communications.

         4. Plaintiff Mansukhlal Padalia is a holder of 4,500 shares of common stock of defendant Cox Communications.

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         5. Defendant Cox Communications is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices at 1400 Lake Hearn Drive, Atlanta, Georgia. Offering a broad range of telecommunication products, the Company is the nation's third largest provider of cable television service, with approximately 6.3 million basic cable subscribers. The Company also offers a broad range of other telecommunications services, including digital video service under the Cox Digital Cable brand, local and long distance telephone service under the Cox Digital Telephone brand, broadband internet service under the Cox High Speed Internet brand, and commercial voice and data services under its Cox Business Services unit. Cox Communications is the successor to the media concern formed in the late 19th century by James M. Cox. Members of the Cox family still control the Company through defendant CEI. Cox Communications is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "COX."

         6. Defendant CEI is a privately held corporation duly existing and organized under the laws of the State of Delaware, with business offices at 6205 Peachtree Dunwoody Road, Atlanta, Georgia. Defendant Cox Holdings, Inc. is a wholly-owned subsidiary of CEI. CEI owns approximately a 62% equity interest in Cox Communications, with a 73% voting interest. Most of that ownership interest is held through Cox Holdings.

         7. Defendant James C. Kennedy ("Kennedy") is the Chairman of the Board of defendant Cox Communications, a position he has held since May 1994. Since January 1988, Kennedy has also served as the Chairman of the Board and Chief Executive Officer of defendant CEI. Kennedy is the grandson of Company founder James Cox, the son of defendant Barbara Cox Anthony and the nephew of defendant Anne Cox Chambers. Kennedy is Chair of the




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Company's Executive Committee, and a member of the Community Relations
Committee. He serves on the PATH Foundation board with defendant Young. Indeed, Kennedy and his wife were named "Philanthropists of the Year" for their work with the Foundation.

         8. Defendants Barbara Cox Anthony and Anne Cox Chambers (the "Cox Sisters"), who rank 23rd on Forbes magazine's list of the world's richest people with a net worth of $11.2 billion each, beneficially own 98.9% of CEI's common stock. As a 13D Amendment filed with the Securities and Exchange Commission ("SEC") on August 1, 2004, confirms, the Cox Sisters, both of whom are CEI board members and vice presidents and are active in the management of CEI, share ultimate control of Cox Communications and, by virtue of their CEI holdings, beneficially own approximately 62.2% of the outstanding shares of Cox Communications' Class A Common Stock.

         9. Defendant G. Dennis Berry ("Berry") has been a member of the Cox Communications board of directors since October 2000. Berry is a member of the Company's Executive Committee. At all relevant times hereto, Berry has also been the President, Chief Operating Officer, and a director of defendant CEI, and has also been a director of Cox Radio, Inc., a majority-owned subsidiary of CEI. He is also President of Cox Holdings.

         10. Defendant Robert C. O'Leary ("O'Leary") has been a director of Cox Communications since May 1999. O'Leary is, and at all times relevant hereto has been Executive Vice President, Chief Financial Officer, and a director of CEI. He is also President of Cox DNS, Inc., a wholly-owned subsidiary of CEI.

         11. Defendant James O. Robbins ("Robbins") is, and at all times relevant hereto has been President, Chief Executive Officer and a director of defendant Cox Communications. In



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2003, Cox Communications paid Robbins $1.2 million in base salary, a bonus of
$1,680,000, 298,210 options on Cox Communications Class A common stock and 85,980 shares of restricted stock. Robbins is closely aligned with the Cox family, having served as President of Cox Communications during the ten-year period when it was a wholly owned subsidiary of CEI, and in the years since it became a public entity. Robbins is a member of the Company's Executive and Community Relations Committees.

         12. Defendant Rodney W. Schrock ("Schrock") is, and at all times relevant hereto has been a director of the Company. Schrock is Chair of the Company's Compensation Committee, and is a member of the Audit Committee.

         13. Defendant Andrew J. Young ("Young") is, and at all times relevant hereto has been a director of the Company. Young is Chair of the Company's Community Relations Committee, and is a member of the Compensation and Audit Committees. Along with defendant Kennedy, Young is on the board of the PATH Foundation. Young and Cox Communications are co-sponsors of the Georgia Trust organization that preserves historic buildings. He is also affiliated with a number of other non-profit organizations which depend on charitable contributions. Young has received the humanitarian award from the National Conference for Community and Justice. Cox Charities and Cox Communications are "donors for diversity" to that organization. Young is the former Mayor of Atlanta, Georgia, and a former ambassador to the United Nations, and a former member of the House of Representatives.

         13. Defendant Janet M. Clarke ("Clarke") is, and at all times relevant hereto has been a director of the Company. Clarke is Chair of the Company's Audit Committee, and a member of the Executive and Compensation Committees. Clarke is the former Managing Director of


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Citibank's Global Database Marketing.

                    COX COMMUNICATIONS IS CONTROLLED BY CEI

         14. Cox Communications is tightly controlled by the Cox family, through its majority ownership of CEI, through the presence of family member James Kennedy as chairman of the Cox Communications board, and the affiliations with CEI of a majority of the Cox Communications directors. The Company has not always been publicly traded, although it did start out as a public company. Cox Communications was formed in 1977 as a result of the merger of Cox Cable and Cox Broadcasting, and remained a publicly traded entity for eight years until 1985, when the Cox family caused Cox Communications to be merged into the privately owned CEI. Ten years later in 1995, under Kennedy's guidance, the Company again went public when it was spun-off from CEI following that company's acquisition of Times Mirror Corp.'s cable assets. Now, nine years later, the Cox family wants to expel the public from the Company again.

         15. Since it went public again in 1995, Cox Communications has been a strong investment for its public shareholders. The Company has expanded the number of cable TV subscribers by swapping systems with other providers and through corporate acquisitions. Cox Communications has also expanded its broadband Internet and telephone offerings. In the last nine years, the Company has more than doubled its customer base, and has seen a many-fold increase in its profitability and market capitalization.

         16. Although a public company, Cox Communications is dominated by the Cox family and their private enterprise, CEI. The majority of the stock in CEI is held in a series of Cox family trusts which are controlled by the Cox Sisters. Together, they are the beneficial



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owners of 598,135,587 of CEI's 604,575,505 shares, giving them the control over that company's 72% voting interest in Cox Communications. They further control the Company by having defendant Anthony's son (and defendant Chambers' nephew), James Kennedy, serve as the chairman of the Cox Communications board. Neither sister has been reserved in expressing her preference that their businesses be privately held. In an April 14, 2002 New York Times article reprinted on the CEI website(1), Barbara Cox Anthony is quoted as stating: "We have always tried to keep as much of the company private as we could, and we will do that as long as we can." The article similarly quotes Anne Cox Chambers as saying: "We really prefer to keep it a private company."

         17. Based on CEI's majority ownership, Cox Communications has elected to be a "controlled company" under NYSE standards so it does not have a majority of independent directors or an independent nominating committee.

         THE TENDER OFFER AND MERGER TRANSACTION

         18. The Cox family, through CEI, announced its plan to eliminate the public shareholders of Cox Communications on August 1, 2004. Defendant Kennedy, CEI's Chairman and Chief Executive Officer, sent a letter to his fellow Cox Communications board members outlining CEI's plan to buy-out the Company's public shareholders for $32.00 per share. The letter represented that the going-private plan is "fair to and in the best interest of Cox Communications and its public shareholders." To justify the offer, Kennedy stated: "An increasingly competitive environment convinces us that future investments in the cable industry are best made through a private structure." Thus, CEI has threatened that Cox Communications will be unable to compete in the cable industry if it remains a public company.

--------
(1)  http://www.coxenterprises.com/corp/PDF/NYTimes_April2002.pdf.


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         19. CEI's August 1, 2004, letter also states that Citigroup Global
Markets and Lehman Brothers have issued commitments to finance the transaction. CEI's accompanying press release indicated that only $7.9 billion (i.e., the amount representing $32 per share for the minority shares) of the $10 billion financing commitment was for the financing of the Tender Offer and Merger.

         20. CEI's move to eliminate Cox Communications' public shareholders caps its long-term plan to take advantage of those shareholders to the greatest extent possible, before they are discarded. Over the last two years, the defendants have caused Cox Communications to engage in a controversial strategy whereby it spent $3.5 billion to upgrade and rebuild its technical systems. The substantial infrastructure investments have been criticized by industry watchers such as Wachovia Securities Inc. analyst Jeff Wlodarczak as being unnecessary. (Bloomberg, Cox's Majority Owner Proposes $7.9 Billion Buyout, August 2, 2004). However, these expenditures furthered the CEI defendants' going-private scheme in that they bolstered the long-term value of the Company, but lowered the near-term share price, thereby allowing CEI and the Cox family to claim that the buy-out of Cox Communications' public shareholders at a bargain price would represent a "premium." As a result of the billions of dollars Cox Communications has poured into upgrading its cable systems, its need for new capital will he greatly decreased. Thus, in 2005 and beyond, the CEI defendants will enjoy the increased cash flow generated by Cox Communications' past capital expenditures that were funded at the expense of the public stockholders.

         21. According to an August 2, 2004, Credit Suisse First Boston report:

             CEI's Rationale: We believe CEI is taking advantage of current negative sentiment at a time when concerns over increasing




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                  competition have weighed on the stock and investors are
                  increasingly demanding cash dividends. Buying now allows CE1 to (1) Take out the public interest at an attractive price (and notably before Cox has earned a sufficient return on the plant investment funded by public SHs since its 1995 IPO), (2) Recapitalize Cox in a manner that will generate more attractive (leveraged) returns on CFI's investment and (3) Give CEI unrestricted, tax-efficient access to Cox's FCF, which it is just starting to generate and would have otherwise had to share with public Shareholders.

         22. Analysts agree that the $32.00 offering price severely undervalues Cox Communications. In his report dated August 2, 2004, Matthew J. Harrigan for Janco Partners, Inc. stated that "$32 is more like a take-under" and that "[m]arket myopia on cable valuations and geopolitical uncertainties have simply afforded a sophisticated buyer with intimate knowledge of the company to acquire the company at a very attractive price." Mr. Harrigan stated his view that the market would support "a price approaching $44. . . ."

         23. In its report dated August 2, 2004, Friedman Billings Ramsey stated that they believe the bid from CEI undervalues the Company and that they "continue to believe that shares are worth $38." Friedman Billings Ramsey stated their belief that "Cox is much better positioned than its peers given the company's (1) strong free cash flow generation, (2) lower debt leverage, (3) strong customer service/brand awareness, (4) voice rollout success and know-how."

         24. Likewise, in its report dated August 2, 2004, A.G. Edwards & Sons, Inc. cited the fact that CEI "has been despondent over the company's stock price, in the face of attractive double-digit revenue and cash flow growth over the past several years." A.G. Edward iterated that "the current bid's valuation is relatively low versus the company's cash flow prospects and past private market transactions, even after adjusting for the minority interest."

         25. On August 2, 2004, Sturdivant & Co. downgraded Cox Communications stock


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from outperform to market perform, since the stock was already trading at $33.50 in the market, above the bid from CEI. Sturdivant stated that the bid from CEI "translates into 9.4x F04 EBITDA or 7.8x the F05 number - still a discount to historical trading multiples, which typically ranged from 10-13x, despite the fact that the bid is 16% above Friday's close. We believe it would be fairly easy to justify up to a 9x multiple on 2005, implying a potential of up to $37.50."

         26. Bear Stearns, in a report published by Raymond Lee Katz and Bryan Goldberg dated August 2, 2004, revealed that "at the end of the day, we do not believe $32 is enough for COX." The analysts added:

                  If CEI is willing to pay $32 for a non-control piece of equity, they must consider COX's total equity to be worth materially more than that, in our view. The $32 bid puts COX's valuation right around where it was just before the Comcast February bid for Disney drove down the cable group's valuation. Since the board presumably considered COX's February valuation to be too low (we believe the board considered COX to be undervalued for much longer than that), we believe buying out the public on what amounts to a trailing valuation would be a bargain, from CEI's point of view.

         27. The CEI defendants' eagerness to exploit Cox Communications' public stockholders is demonstrated by their willingness to take on up to $10 billion in debt in order to finance the acquisition of the shares of the Cox Communications minority. CEI has historically been very conservative in taking on debt. The willingness to take on substantial leverage to acquire the minority interest in Cox Communications demonstrates that the CEI defendants believe that the current public market values for cable assets are too low and that Cox Communications' future cash flows will be more than enough to service the debt CEI will incur to effect the acquisition.

         28. Cox Communications and the minority stockholders have already suffered harm


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as a result of the announcement of the going-private plan. Cox Communications'
ability to pursue potentially lucrative corporate opportunities, such as the purchase of cable assets of Adelphia Communications, has been lost. Cox Communications has been identified consistently as a top contender to purchase all or part of Adelphia's operations, which will reportedly be auctioned beginning in September 2004. However, in order to finance the Tender Offer and Merger, CEI plans to borrow heavily on both the assets of CEI and the assets of Cox Communications. Indeed, Cox Communications is to be a co-borrower of the going-private financing. As a result of CEI's leveraged buy-out announcement, debt rating agencies have already placed Cox Communications' debt on review for possible downgrade and Cox Communications' bonds have declined. Because of the large amount of capital that CEI proposes to devote to the going-private plan, Cox Communications will not be in a position to compete for Adelphia's assets. As a result, Cox Communications' public shareholders will be denied the value that the Adelphia acquisition could provide.

         29. The Tender Offer and Merger were timed to catch Cox Communications' minority shareholders at their most vulnerable point. The cable sector has been beaten down, particularly in the first seven months of 2004. Cable stocks are near their all-time lows compared to enterprise values based on EBITDA multiples and relative to Standard & Poor's Industrials. Cox Communications' share price has declined by approximately 20% since the beginning of 2004. When the going-private plan was announced, the price of Cox Communications shares was still near its 52-week low point of $27.17, which was established only three weeks earlier on July 6. In contrast, on January 16, 2004, Cox Communications shares closed at $36.73, and within the 90 days preceding the CEI announcement, the stock has traded above the $32.00 Tender Offer price.

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         30. Defendants knew that they could further capitalize on the fact that
Cox Communications' mixed second-quarter results announced on Thursday, July 29, 2004, would result in an immediate, short-term decrease in the Company's share price. The earnings numbers were largely favorable, with revenue up 12% over the same period the year before. Operating cash flow totaled $616 million, ahead of some analysts' projections. However, as defendants well knew, the earnings results also contained several numbers that would temporarily dampen Cox Communications' share price. Cox Communications' earnings for the quarter declined a notable 47% from the period a year earlier, from $117.7 million in the second quarter of 2003, to $62.7 million, due to a predictable drop in the profit earned on the sale of Sprint stock, as compared to the substantially higher profits realized on the sale of similar stock a year earlier.

         31. The more serious impact on Cox Communications' near-term share price came from the Company's announcement that during the quarter, 54,000 basic cable subscribers had dropped their service, and an additional 53,000 customers were lost from the sale of some of Cox Communications' cable assets. Defendants were aware that many analysts have recently blamed a slump in cable company share prices on investor fears that declining subscriber rates will lead to price wars between service providers who are desperate to retain customers. As a result, defendants knew that despite Cox Communications' generally profitable recent performance, the combination of the 47% decrease in earnings and decline in cable subscriber rates would temporarily drive Cox Communications' share price down, making now the perfect time to launch a coercive buy-out of the minority at the lowest possible price.

         32. Defendants' plan worked. The disappointing subscriber and earnings numbers information released on Thursday, July 29, 2004, led to a decline in Cox Communications' share




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price. On Friday, July 30, 2004, Cox Communications' share price closed at
$27.58, $0.40 lower than the share price on Wednesday, July 28, 2004, the last full trading day before the announcement, and just $0.41 cents above Cox Communications' 52-week low.

         THE CITIGROUP/LEHMAN COMMITMENT LETTER

         33. The August 1, 2004 commitment letter of Citigroup and Lehman (the "Commitment Letter") provides financing only for an acquisition of the Cox Communications minority shares at "$32 per share," which is defined as the "Merger Consideration." The Commitment Letter reveals that CEI contemplates that Cox Holdings, Inc., a wholly-owned subsidiary of CEI, and Cox Communications will "commence a joint public tender offer" to acquire the minority shares "for a purchase price equal to the Merger Consideration." Thus, under the Commitment Letter, CEI is only permitted to pay $32 per share, and Cox Communications itself would participate in making the Tender Offer.

         34. The Commitment Letter also provides that "following waiver or satisfaction" of the conditions of the Tender Offer:


                  ...the Minority Shares tendered in the Tender Offer would be allocated to, and accepted for purchase and paid for by, Cox Holdings and Cox Communications generally in proportion to the financing available under the Facilities described below, except that if sufficient Minority Shares are tendered in the Tender Offer to permit Merger Sub to complete a "short-form" merger, then all of the Minority Shares tendered in the Tender Offer would be allocated to, and accepted for purchase and paid for by, Cox Holdings. In the event that sufficient Minority Shares are not tendered in the Tender Offer to permit Merger Sub to complete a "short-form" merger, whether or not any Minority Shares are purchased by Cox Holdings or Cox Communications in the Tender Offer, Cox Holdings and Cox Communications may file a proxy or information statement with the Securities and Exchange Commission (the "SEC") to solicit votes from Cox Communications' holders to approve the Merger.

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The Commitment Letter contemplates that the $10 billion in financing "would be allocated as separate credit facilities" to CEI and Cox Communications. Thus, Cox Communications would be (i) a co-borrower on the financing for CEI's acquisition of the minority shares, (ii) a co-offeror for those shares and (iii) a possible co-purchaser of tendered Cox Communications shares.

         35. The Commitment Letter reflects that if sufficient minority shares are not tendered to permit a short-form merger (i.e., if CEI does not reach 90% ownership), Cox Holdings and Cox Communications "may file proxy materials to solicit approval of the Merger by the Cox Communications stockholders." Thus, there is no requirement that the Tender Offer result in 90% ownership or even that a majority of the minority shares be tendered.

         THE $32 PRICE IS UNFAIR

         36. CEI has represented to the Cox Communications board that its $32 per-share offer is fair to Cox Communications and its public shareholders. This representation is not only untrue; it is based on a rationale that is unsound as a matter of Delaware law. CEI's August 1, 2004 letter to the Cox Communications board, which is signed by defendant Kennedy, the Chairman of Cox Communications' board, states:

                  We believe that our offer is fair to and in the best interest of Cox Communications and its public shareholders. Although this transaction does not represent a change of control, this offer price represents a 16% premium over Friday's closing price and a 14% premium to the average trading price of the Class A common stock for the last ten days.

This letter based its assertion of fairness on the false proposition that because CEI already controls Cox Communications, no premium above the market price of Cox Communications


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

stock is required since the transaction will not cause a change of control. CEI told the Cox Communications board that the offer is fair because the $32 price was above the recent trading prices of Cox Communications' stock and, therefore, includes a premium. A fair price cannot be based on a purported "premium" over a depressed market price.


         37. Moreover, the "premium" CEI claimed its $32.00 per-share buy-out reflects is illusory. In CEI's August 2, 2004 press release which was attached to the Schedule TO that CEI filed with the SEC, defendant Kennedy makes the misleadingly inaccurate and misleadingly incomplete assertion that CEI's offer "would give Cox Communications shareholders a meaningful premium to recent trading values." The $32.00 is only 8.3% above the average price of Cox Communications stock in the last 90 days. The average market price of Cox Communications' stock during the year prior to the announcement of CEI's offer was $32.24, a price above the planned going-private price. Thus, even the discounted minority price reflected by the market has consistently exceeded $32 per share. On August 2, 2004, the day the plan to go private was announced, Cox Communications' stock closed at $33.16 per share, or $1.16 per share above the $32 offer price. Thus, while CEI may tout the offer as a premium to a depressed market price that reflects a minority discount, the market has concluded that $32 represents a substantial discount to the fair value of the Cox Communications stock. Indeed, based on the closing price of Cox Communications stock on August 2, 2004, the offer represented not a premium, but a 3.5% discount to the market price of Cox Communications' stock.

         38. In pursuing a lowball going-private deal, CEI seeks to take advantage of historically low valuations in the cable sector. The $32 price is well below the value of Cox Communications' assets in the private market and does not come close to the fair value of Cox

Communications' shares. CEI's going-private price values Cox Communications at only about $3500 to $3700 per subscriber, when comparable sale transactions have occurred at values of $4,500 per subscriber or more. Cox Communications has some of the highest quality cable systems in the industry, if not the highest. In the "Frequently Asked Questions for Cox Communications, Inc. Employees" that is an exhibit to CEI's Schedule TO filed with the SEC on August 2, 2004, CEI states it wants to acquire 100% ownership of Cox Communications because "there is no better-run cable company out there." Yet CEI intends to pay a lower per-subscriber price for the best-run cable company.

         39. Cox Communications' recent financial performance foreshadows the strong performance defendants project for 2005 and beyond. Cox Communications' results for the quarter ended June 30, 2004, reflected continued improvement in profitability which resulted in strong revenue growth of 12%, operating income growth of 22%, operating cash flow growth of 16% and the sixth consecutive quarter of year-over-year operating cash flow margin improvement. Cox Communications realized a record high sell-in of digital video, high-speed Internet and digital telephone to new basic customers and a record high sell-in of its bundled offering in its telephone markets. Cox Communications was on target to meet its stated 2004 financial guidance. Following Cox Communications' July 29 earnings announcement, analysts projected target prices for Cox Communications' stock well above $32 within the next 12 months, with some projecting prices of $37 or even $41. The real payoff the defendants see is in 2005 and beyond -- after CEI rids itself of Cox Communications' minority stockholders.

         40. CEI and the Cox family now seek to buy-out the public shareholders of Cox Communications for only $32 per share. However, on October 29, 2002, CEI sold 8.1 million



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Cox Communications shares to Cascade Investments LLC, the personal investment company of Microsoft Corp. chairman Bill Gates, and 5.4 million Cox Communications shares to the Bill and Melinda Gates Foundation for $508 million or approximately $37.63 per share. CEI used proceeds from the sale to pay down its debt. Now it seeks to use debt co-borrowed by Cox Communications to buy up Cox Communications shares for $5.63 less than the price it received in its sale of Cox Communications shares.

    COX COMMUNICATIONS' CREATION OF A SPECIAL COMMITTEE TO APPROVE THE OFFER

         41. Defendants' inequitable plan includes the cosmetic creation of a special committee of the Cox Communications board to rubberstamp CEI's acquisition of the minority interest. CEI's August 2, 2004 press release states that "CEI expects the Board of Directors of Cox Communications to form a special committee." Of course, since a majority of the Cox Communications board is affiliated with CEI, there is no doubt the board will do what CEI expects of it. Indeed, CEI's August 1, 2004 letter to the Cox Communications Board states that CEI's representatives on the Cox Communications board will vote to create the committee and that CEI will initiate the Tender Offer "[f]ollowing the successful conclusion of our discussions with the special committee and execution of a merger agreement." Further illustrating that approval of CEI's offer is a fait accompli, CEI said in its Schedule TO that it intends to file and mail tender offer materials "following approval of CEI's offer and a merger agreement by the special committee." A CEI spokesman refused to say whether CEI would consider increasing the $32 per-share price, stating instead that "we believe we can reach an agreement with the special committee." Thus, CEI has no doubt that the committee designated by CEI's affiliates on the Cox Communications board will approve its offer

         COX COMMUNICATIONS' CERTIFICATE OF INCORPORATION
         PROVIDES A CONTRACTUAL RIGHT OF THE MINORITY TO A VOTE

         42. Article IX of Cox Communications' Certificate of Incorporation provides:

         Vote Required for Certain Business Combinations. Except as otherwise expressly provided in paragraph B of Article IX, in addition to any affirmative vote required by law or any other provision of this Certificate of Incorporation, and in addition to any voting rights granted to or held by holders of Preferred Stock, the approval or authorization of any Business Combination shall require (I) the affirmative vote of the holders of not less than eighty percent (80%) of the Voting Stock (the "80% Voting Requirement") and (2) the affirmative vote of the holders of a majority of the Voting Stock of the Disinterested Shares.

         43. As the Commitment Letter recognizes, the Tender Offer and Merger are subject to the Business Combination provisions of Article IX. The Tender Offer is a Business Combination as defined in Article II, D(d) of Cox Communications' certificate of incorporation. The Merger is a Business Combination under subparagraph (a) of the same provision. Because CEI owns more than 5% of Cox Communications' stock, it is a Related Person as defined in
Section I of Article II of Cox Communications' certificate. "Related Person" includes any member of a group and, therefore, includes all participants in CEI's 3 D group(2). The definition of Related Person also includes Affiliates and Associates. Accordingly, defendants Kennedy, Berry, O'Leary and Robbins, as well as all other CEI affiliates and associates, constitute Related Persons.

         44. Under Article IX, a Business Combination with a Related Person requires approval by an 80% vote of Cox Communications' stockholders and by a majority of Voting Stock of the Disinterested Shares, which is defined in
Article II E as meaning shares held by stockholders other than the Related Person. CEI's August 1 offer letter and August 2, 2004 press release indicate CEI and the other defendants have no intention of seeking the votes required by Article IX A of Cox Communications' certificate of incorporation. Indeed, CEI's offer letter and press release make no mention of the voting requirements imposed by Article IX. Instead, defendants' misleadingly incomplete public statements in the press release were intended to convince many Cox Communications stockholders that CEI would inevitably acquire 100% ownership of Cox Communications, so the stockholders might as well sell out to arbitrageurs who will then be happy to tender into the Tender Offer.

         45. As the Commitment Letter reveals, CEI expects that the independent directors of Cox Communications will approve the Tender Offer and Merger as an exception to the Business Combination provision of the Cox Communications Certificate, thereby eliminating the right of the Cox Communications stockholders to an 80% vote of all outstanding voting shares and a majority vote of all shares held by disinterested stockholders for approval of the transactions. Section B 1 of Article IX provides that the requirements of Section A will not apply "if the Business Combination shall have been approved by a majority of all Independent Directors." Article II H defines Independent Directors as "any member of the Board who is unaffiliated with and is not the Related Person." Given that Section B 2 would still require the vote of a majority of all Disinterested Shares to dispense with the 80% vote requirement, it is apparent that defendants intend to rely on Section B 1 as the basis for depriving the Cox Communications stockholders of their right to vote under Section A. However, as discussed below, it would be a blatant violation and breach of fiduciary duty for the defendants to disenfranchise the stockholders by attempting to circumvent their voting rights under Article IX.

-----------------------
(2) That group includes CEI, Cox Holdings, Cox DNS, Inc., defendant Anthony and defendant Chambers.

CLASS ACTION ALLEGATIONS

         46. Plaintiffs bring this action on their own behalf and as a class action pursuant to Chancery Court Rule 23 on behalf of all public holders of shares of Cox common stock on August 2, 2004, excluding the defendants named herein and their affiliates and associates (the "Class").

                  a. The Class is so numerous that joinder of all members is impracticable. There are thousands of stockholders in the Class, who reside in many states.

                  b. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class members. The common questions include whether the individual defendants have breached their fiduciary duties to the members of the Class.

                  c. Plaintiffs' claims are typical of claims of other members of the Class. Plaintiffs have the same interests as other members of the Class. Plaintiffs are committed to prosecuting this action. Plaintiffs have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                  d. Plaintiffs do not anticipate that there will be any difficulty in the management of this litigation.

         47. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         48. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

COUNT I
BREACH OF DUTY OF LOYALTY AND ENTIRE FAIRNESS
(THE CEI DEFENDANTS)

         49. Plaintiffs reallege the previous paragraphs as if fully set forth herein.

50. As controlling stockholders and affiliates and associates thereof, the CEI defendants owe a duty of undivided loyalty to the Cox Communications minority stockholders. Under the circumstances here, the CEI defendants also owe an obligation of entire fairness with respect to the Tender Offer and Merger. These transactions are not merely a voluntary tender offer unilaterally made by CEI and a short-form merger unilaterally effected by CEI. To the contrary, the transactions contemplate a joint tender offer and a joint purchase of shares by Cox Holdings and Cox Communications. The transactions also entail Cox Communications borrowing on a separate credit facility that will be part of CEI's financing for the transactions. As the Commitment Letter and August 1, 2004, letter to the Cox Communications board indicate, it is also expected that Cox Communications will be a party to a merger agreement pursuant to which the transactions will be effected. CEI's August 1, 2004 13D Amendment states that CEI expects to enter into "an Agreement and Plan of Merger (the "Acquisition Agreement") with the Special Committee, whose approval of the proposed Acquisition Agreement would be a prerequisite to CEI proceeding with the transaction." According to the Commitment Letter, the merger agreement is to be approved by the Cox Communications board including the special committee of the outside directors. Furthermore, the transactions must be approved by the Independent Directors as an exception to the Business Combination provisions of
Article IX of Cox Communications' certificate. Because the going-private transactions are to be based on a negotiated merger agreement involving a controlling stockholder, the entire fairness test applies. Even more importantly, the Tender Offer and Merger require action by Cox Communications' board. Accordingly, the entire fairness standard is applicable.

         51. The initiation and timing of the Tender Offer and Merger are a breach of the CEI defendants' duty of loyalty and constitute unfair dealing. The buy-out transaction was initiated and timed by CEI and its affiliates and associates, including those CEI placed on the Cox Communications board. Their going-private plan is timed to take advantage of a depressed market price for Cox Communications' publicly held stock and historically low values in the cable industry. As part of their manipulative scheme, through controversial infrastructure investments totalling over $3.5 billion, defendants sought to lower the market price of Cox Communications' publicly held stock, thereby making it easier to acquire that stock at an unfair price. The transactions were timed to take advantage of a depressed market and a low point in the cable industry and to occur before anticipated positive developments, including increased cash flow and reduced capital expenditures.

52. The CEI defendants' going-private plan was announced just as Cox Communications was completing a controversial series of improvements to its technical systems, at a cost of approximately $3.5 billion. Industry analysts reported that these upgrades were not necessary to enable Cox Communications to compete effectively with other telecommunications services providers. The CEI defendants were aware that the large amounts of capital expended on the upgrades would depress the company's share price, at least in the near term, thus allowing CEI to repurchase the public's interest in Cox Communications at a bargain price. They timed their going-private scheme so that CEI can keep for itself all the improved cash flow Cox Communications will enjoy as a result of the past capital expenditures and the reduced need for future capital expenditures. Thus, the Tender Offer and Merger are timed, designed and intended to transfer value from the minority stockholders to Cox Communications' controlling stockholders.

         53. In a further manipulation of the timing of the transactions, the CEI defendants announced the Tender Offer and Merger on the second trading day after Cox Communications released subscriber information that was calculated to cause a short term decline in Cox Communications' share price. The CEI defendants knew that the news that Cox Communications had lost a larger than projected number of cable television subscribers in the quarter would temporarily depress the Company's share price, and the CEI offer was timed to take advantage of that share price decline, to the detriment of the public shareholders.

         54. The CEI defendants also determined the structure of the transactions. They plan to have Cox Holdings and Cox Communications make a joint tender offer followed by a short-form merger. The CEI defendants structured the transactions in this manner in order to assert that they owe no duty of fairness on either end of the transaction. They will claim that there is no duty to pay a fair price and no obligation of fair dealing.

         55. The structure of the transactions is inequitably coercive. The Tender Offer does not contain a condition that a majority of the minority shares must be tendered in the offer. While CEI's August 1, 2004 offer letter represented to the Cox Communications board that the Tender Offer will be conditioned on the tender of sufficient shares to give CEI 90% ownership of Cox Communications, the CEI group's 13-D Amendment filed August 1, 2004 shows that the condition will be illusory. Specifically, the 13-D states:

                  If the Offer results in CEI beneficially owning less than 90% of the outstanding shares of Class A Common Stock, the Acquisition Agreement would provide that CEI could either (i) waive the 90% condition and purchase Shares tendered in the Offer, and the Company would call a special meeting of stockholders to vote on the Merger at which the Cox Corporations would vote their Company shares in favor of the Merger, and thereby approve the Merger pursuant to Section 251 of the DGCL, or (ii) not waive the 90% condition, and the Company would call a special meeting of stockholders to vote on the Merger at which the Cox Corporations would vote their Company shares in favor of the Merger, and thereby approve the Merger pursuant to Section 251 of the DGCL.

         56. The 13-D further states that "CEI expressly reserves the right to waive or not waive any unsatisfied condition in the offer or in the Merger." The Commitment Letter also acknowledges that "the 90% minimum condition in the Tender Offer may be waived by Cox Holdings and Cox Communications." That letter recognizes that Cox Holdings will have the option to determine "not to accept for purchase any shares tendered in the Tender Offer."

         57. On information and belief, CEI, through the directors and officers it placed in Cox Communications, has utilized Cox Communications' cash flow projections and other non-public information in order to determine that CEI can profit greatly by eliminating Cox Communications' public stockholders at this time at a price of $32.00 per share. Accordingly, the CEI defendants possess material facts that are not known in the market. The CEI defendants have already sought to exploit this information asymmetry by claiming the CEI offer represents a premium over the market price of Cox Communications stock, when that market price reflects a discounted value. Thus, Cox Communications' controlling stockholder seeks to benefit from presenting a suspect measure of valuation (i.e., the pre-offer market price) in an effort to justify the fairness of an inadequate offer.

         58. The negotiation and board approval of the transactions will not replicate arms-length negotiations between truly independent parties. The special committee CEI intends to create in order to manufacture an acceptance of its offer by Cox Communications will not provide any effective protection for the Class.

The Cox family's position as controlling stockholders and the level of control that CEI exerts over the Cox Communications board, both through the CEI affiliated directors who make up the board's majority, and the fact that CEI was able to hand-pick the remaining directors through its overwhelming economic interest in Cox Communications, makes it impossible for the special committee to render an independent decision that protects the interests of the public shareholders. CEI's access to confidential financial and other information of Cox Communications, including Cox Communications' internal cash flow projections and capital spending plans, also precludes effective arms-length negotiations between CEI and its self-created board committee. The "independent directors" that CEI foresees making up the committee, defendants Schrock, Clarke and Young, are in no way independent of CEI's and the Cox family's influence. Each was handpicked to serve on the Cox Communications board by CEI and its associates, and each of them is elected yearly by CEI and may be replaced easily by CEI. Additionally, the fact that a special committee will be created at the behest of CEI necessarily taints the process. CEI's suggestion of the formation of a special committee and its public statements regarding the committee' s approval of CEI's offer indicate that it considered the result of the process to be a foregone conclusion.

         59. The defendants plan to structure and package the going-private transactions specifically to disenfranchise the Cox Communications minority stockholders by depriving them of their right under Article IX of the Cox Communications certificate to a separate vote on the transactions at a stockholders' meeting with complete proxy materials. The Commitment Letter recognized that the independent directors of Cox Communications must "have approved the transactions as an exception to the Business Combination Provisions of Cox Communications' Charter." Thus, the Cox Communications defendants intend to cause the creation of a special committee for the specific purpose of avoiding a stockholder vote under Article IX -- indeed, for the purpose of avoiding any stockholder vote at all.

         60. As discussed above, the initial disclosure of the going-private plan also reflects unfair dealing and a lack of candor. The CEI Defendants have already caused materially misleading and incomplete information to be disseminated to Cox Communications' public stockholders. CEI's statements concerning a "meaningful" premium over recent trading prices, for example, are materially misleading without further disclosures germane to the stockholders' assessment of that premium. By misleadingly portraying the $32.00 price as a premium and driving a substantial part of Cox Communications' stock into the hands of arbitrageurs who will tender into the buy-out, the CEI defendants seek to ensure that most stockholders will sell into the Tender Offer. Having chosen to announce their buy-out plan publicly, the CEI defendants had an obligation to be complete and accurate in the disclosures they chose to make, particularly because Cox Communications stockholders must decide whether to retain their shares in light of the planned buy-out or sell into the market.

         61. Defendants' scheme, and particularly their effort to run down Cox Communications' stock price, financial results and prospects, was designed to drive a substantial number of Cox Communications' stockholders to sell into the market after the going private announcement raised the market price of Cox Communications' stock. After the announcement of the buy-out, numerous stockholders sold their shares based on misleading and incomplete disclosure that suggested there was no point waiting for the inevitable freezeout. While volume in the Company's stock averaged 2-3 million shares per day during July, more than 50 million shares traded hands in the four days following announcement of the Tender Offer and Merger. Arbitrageurs who purchased shares after the announcement at prices below the Tender Offer price will be highly motivated to tender their shares at a modest profit, regardless of the lack of fairness of the Tender Offer price.

         62. The Tender Offer and Merger represent an opportunistic effort to free CEI from future dealings with Cox Communications' minority stockholders at a discount from the fair value of their shares. As discussed above, the $32 per share offer price does not represent fair value. Indeed, the market has already concluded that the fair value of Cox Communications stock substantially exceeds $32 per share. The 16% premium CEI extols is meaningless. The purported premium is based on manipulation and the depressed market price of Cox Communications stock which reflects a minority discount based on CEI's 62% ownership and 73% voting control of Cox Communications. Analysts estimate that the fair value of Cox Communications' stock is well above $32 per share.

         63. Any appraisal remedy available in a second step short form merger will be ineffective and unreasonably expensive for stockholders such as plaintiffs. Given the relatively small number of shares to be cashed out in the back-end merger and the fact that with the time value of money, waiting to be cashed out at the low $32.00 share price will reduce the value of their shares even further, stockholders will reasonably conclude that the cost, delay in payment and other "baggage" of an appraisal proceeding makes it undesirable to attempt to obtain fair value for their shares.

COUNT II

BREACH OF DUTY OF CARE AND GOOD FAITH
(COX COMMUNICATIONS' OUTSIDE DIRECTORS)

         64. Plaintiffs reallege the previous paragraphs as if fully set forth herein.

         65. Cox Communications has no separate nominating committee for the selection of candidates for director. Instead, director nominations are controlled by the Cox Communications Board. The majority of the members of the Cox Communications board arc affiliated with CEI. Thus, the selection of Cox Communications' outside directors is controlled by a CEI dominated board. Of course, the election of those outside directors is controlled by the 73% voting power that the Cox family exercises through CEI. Consequently, CEI's outside directors are not truly independent as they are dependent on CEI for their selection and election as Cox Communications directors. Moreover, defendant Young is not independent because he is affiliated with non-profit organizations who are beneficiaries or potential beneficiaries of the philanthropic contributions of members of the Cox family and their companies, including Cox Communications.

         66. As discussed above, CEI expects that the directors on the Cox Communications board who are not CEI directors and officers will approve CEI's $32 per-share Tender Offer and Merger. However, those directors cannot, consistent with their fiduciary duties of care and good faith and their obligations under Article IX of Cox Communications' certificate of incorporation, approve those transactions. Those directors cannot approve the Tender Offer, a transaction where the CEI defendants will contend there is no obligation to pay a fair price to the minority shares tendered into that offer. Nor can the directors approve a short-form merger where the CEI defendants will claim there is no obligation of fair dealing and the Cox Communications stockholders' only opportunity to obtain fair value will be an ineffective and expensive appraisal remedy. The "independent" directors cannot, consistent with their fiduciary duties and Article IX, approve any Business Combination with CEI which is not entirely fair to the Cox Communications minority stockholders. Because, as detailed herein, the Tender Offer and Merger do not satisfy the entire fairness standard, the non-CEI directors of Cox Communications may not approve such transaction. Indeed, by pursuing transactions which arc not entirely fair to the Cox Communications minority shareholders, the defendants have already violated their fiduciary duties to those stockholders.

         67. Under Article IX of Cox Communications' certificate of incorporation, the disinterested public stockholders of the Company have the contractual right to vote, at a stockholders' meeting with the benefit of a full proxy statement, on whether to approve the CEI defendants' going-private plan. Any attempt by Cox Communications' directors to deprive them of that right will directly affect the stockholder franchise.

         68. The attempt by the defendants to disenfranchise the minority stockholders by circumventing their contractual voting right is a violation of defendants' fiduciary duties. To warrant interference with the stockholders' contractual voting right, there must, at least, be a compelling justification. Given the inadequate price, unfair timing and structure and the other deficiencies in the planned buy-out, no such compelling justification exists here. There is no compelling justification to force the minority stockholders to make a rushed decision with less disclosure in the face of a coercive Tender Offer, rather than having them vote at a meeting with far greater disclosure on a transaction that will be subject to the entire fairness standard. There is no compelling justification to disenfranchise the minority stockholders to subject them to a short-form merger in which the CEI defendants will claim there is no requirement of fair dealing and where the only prospect for obtaining fair value is an expensive and drawn-out appraisal proceeding. Few, if any, of the minority stockholders would have a sufficient economic interest to justify the costs and delay of such an appraisal, particularly when they will lose their Cox Communications shares now but not receive any consideration for those shares until the appraisal proceeding is completed years later. Accordingly, for Cox Communications' outside directors to seek to deprive the minority stockholders of their right to vote by purporting to exempt the transactions from Article IX A would be inconsistent with those directors' duties of care and good faith.

         69. As to both counts, plaintiffs have no adequate remedy at law.

         WHEREFORE, plaintiffs, on their own behalf and on behalf of the Class, pray that the Court provide relief, including:

                  A. Declaring this action to be a proper class action and certifying plaintiffs as class representatives and plaintiffs' counsel as class counsel;

                  B. Preliminary and permanently enjoining the defendants from disenfranchising the Class and effectuating the planned Tender Offer and Merger;

                  C. Declaring that the individual defendants have breached their fiduciary duty to plaintiffs and the Class;

                  D. Declaring the Tender Offer and Merger void and ordering rescission if those transactions are consummated;

                  E. Requiring defendants to account for all shares, money and other value improperly received from Cox Communications.

                  F. Requiring disgorgement and imposing a constructive trust on all property and profits defendants receive as a result of their wrongful conduct.;

                  G. Awarding damages, including rescissory damages, in favor of the plaintiffs and the Class against all defendants, jointly and severally, together with interest thereon;

                  H. Awarding fees, expenses and costs to plaintiffs and plaintiffs' counsel;

                  I. Granting such other and further relief as the Court deems just and proper.

Dated: August 9, 2004
                                      ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.


                                  By: /s/ Norman M. Monhait
                                      ------------------------------------------
                                      Norman M. Monhait (DSBA No. 1040)
                                      919 Market Street, Suite 1401
                                      P.O. Box 1070
                                      Wilmington, DE 19899
                                      (302) 656-4433
                                      Attorneys for Plaintiffs

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Patricia C. Weiser
Sandra G. Smith
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004



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